UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Classic, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1220 28th Avenue N
(No. and Street)

Fargo	**ND**	**58102**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael V Young	**701-364-9390**	**myoung@finstrat.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 MAITLAND	FL	32751
(Address) (City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Young _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Classic, LLC _____, as of December 31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
CCO

Notary Public



DOUGLAS G. SCHMITZ
Notary Public
State of North Dakota
My Commission Expires Sept. 24, 2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CLASSIC, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Classic, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Classic, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Classic, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Classic, LLC's management. Our responsibility is to express an opinion on Classic, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Classic, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Classic, LLC's auditor since 2014.

Maitland, Florida

April 22, 2024

CLASSIC, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Assets

Cash and cash equivalents	$	71,763
Commissions receivable		7,521
Accounts receivable		37,893
Prepaid expenses and other		11,971
Right of use asset, less accumulated amortization of $10,942		12,595
Total assets	$	141,743

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	8,709
Accrued expenses		6,444
Lease liability		12,595
Total liabilities		27,748

Member's Equity

Member's equity	$	113,994
Total liabilities and member's equity	$	141,743

The accompanying notes are an integral part of these financial statements
2

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Classic, LLC (the Company) was incorporated September 13, 2011. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company became a registered broker-dealer on November 27, 2012. The Company is wholly owned by Classic Holdings, LLC. (Parent Company).   The Company is registered in 18 states and is engaged in investment advisory, financial planning, and other financial services.   The Company earns commissions from the sale of mutual funds, variable annuities, 529 plans and other insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.   Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.   At December 31, 2023, the Company had no uninsured cash balances.

Accounts Receivable:

Accounts receivable represents commissions, fees, and a refundable deposit for compliance services.

As of December 31, 2023, the Company had a receivable of $36,067 from Classic Asset Management, LLC for errors and omissions and cybersecurity insurance premiums, and various shared vendor expenses which are included in accounts receivable.   Additionally, the Company receives fees from Classic Asset Management, a related party (see Note 2).

Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at December 31, 2023.

Regulatory Deposit:

The Company has deposited $7,320 with FINRA for 2023 licensing fees.   This deposit was required by FINRA to be pre-paid in December 2023 to maintain state registrations in 2024.   The Company will recognize this deposit as an expense on January 1, 2024.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment:

Equipment is stated at cost less accumulated depreciation.   Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.   The estimated useful lives of the property and equipment are 7 years for equipment.

Revenue Recognition:

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date.   Advisory fee override is recognized in the period the associated services were provided.   There were no unsatisfied performance obligations at December 31, 2023.

Distribution Fees:

The Company only enters into arrangements with Mutual Fund companies.   The Company may receive distribution fees paid by the funds up front, over time, or upon the investor's exit from the fund, known as contingent deferred sales charge.

The Company believes that its performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date.   Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes:

The Company files consolidated tax returns with its parent, Classic Holdings, LLC. The Company is an LLC and will not be required to recognize income tax expense. The Members of the LLC will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America.   The federal and state income tax returns of the Company for 2022, 2021, and 2020 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company and Classic Asset Management, LLC (CAM), an affiliated registered investment advisor with common ownership for repayment and division of applicable expenses. These expenses include office equipment, software, compliance expenses, communications, IT support, and other administrative items. During the year ended December 31, 2023, the amount incurred to related parties was $61,771. The net amount owed to the affiliated entities at December 31, 2023 amounted to $8,380.   Additionally, the Company pays rent to a related party (see Note 4).

A small percentage of profit may be distributed to the Holding Company on an annual basis.

The Company receives fees from Classic Asset Management, LLC for various services, primarily compliance, in the amount of five percent of management fees it receives, which amounted to $102,832 for the year ended December 31, 2023.

NOTE 3. CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2022 and 2023 of $7,303 and $37,893 respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2023, the Company had a net capital of $61,962

NOTE 4. NET CAPITAL REQUIREMENTS (continued)

which was $56,962 in excess of its required net capital of $5,000.   The Company's net capital ratio was 0.24 to 1 at December 31, 2023.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under subparagraph (k) (1) exemption.   Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 5.   LEASE AND CONTRACT COMMITMENTS (RELATED PARTY)

The Company has a lease with Young Properties, whose owner is an affiliate of the Company and CAM.   The Company leases approximately 698 square feet of office space under the terms of a commercial sublease ("the Lease") entered into on January 1, 2021.   The Company classified this lease as an operating lease.   The Lease expires in December 2026 and does include a termination option for either party to the Lease.

The Company pays a fixed monthly lease payment of $378 in addition to a prorated utility and operating expense.   Total rent expense for 2023 was $6,631 which is included under Occupancy expense.   The Company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The Nominal Annual Rate used was five percent (5%).

Amounts reported in the balance sheet as of December 31, 2023 were as follows:

Operating lease ROU assets	$12,595
Operating lease liability	12,595

NOTE 6. SUBSEQUENT EVENTS

In 2024 the Company received notice it is the subject of a FINRA arbitration claim alleging failure to supervise the outside business activities of one of its affiliated investment advisor representatives. The Company will be defending the claim vigorously and no outcome can be predicted at this time. No liability has been accrued for this claim as it is not estimable.

The Company, its associated personnel, and its customer accounts are in the process of transferring to another broker-dealer. The Company intends to file a broker-dealer withdrawal with the Securities and Exchange Commission in the near future.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 22, 2024, the date the financial statements were available to be issued.